Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

Chai-Na-Ta Corp. (the “Company”)

Unit 100 - 12051 Horseshoe Way

Richmond, BC

V7A 4V4

Phone: (604) 272-4118

Fax: (604) 272-4113

Item 2.

Date of Material Change

August 26, 2006

Item 3.

Press Release

A press release announcing the material change was issued by the Company on August 31, 2009 at Vancouver, British Columbia

Item 4.

Summary of Material Change

The Company announced that the Board of Directors of the Company has approved the extension of a non-revolving term loan facility of HK$ 54.7 million offered by More Growth Finance Ltd., a company formally under common control, on August 26, 2009.

Item 5.

Full Description of Material Change

The Company announced that the Board of Directors of the Company has approved the extension of a non-revolving term loan facility (“Loan”) of HK$ 54.7 million (approximately CAD$7.7 million) offered by More Growth Finance Limited (“More Growth”). The Loan was originally established on August 18, 2006 as a four year term loan and is due to mature on August 18, 2010.

Under the terms of the extension, the Company will be required to repay HK$3.2 million by August 31, 2009, HK$3.3 million by August 31, 2010 and HK$16.7 million by August 31, 2011. The remaining balance of HK$31.5 million or its US dollar equivalent will be repaid in full by August 31, 2012. The unsecured Loan bears interest at 1.75% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) effective September 1, 2009 through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the Loan.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

Not applicable

Item 8.

Senior Officer

Wilman Wong, Chief Executive Officer and Corporate Secretary of the Company is knowledgeable about the material change and this report and may be contacted at (604) 272-4118.

Item 9.

Date of Report

August 31, 2009

CHAI-NA-TA CORP.

Per:

“Wilman Wong”

Wilman Wong,

Chief Financial Officer & Corporate Secretary